Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132571

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated March 12, 2007

to Prospectus Dated April 18, 2006

as previously supplemented by Prospectus Supplement dated October 4, 2006

INTRODUCTION

This is a Supplement to the Prospectus dated April 18, 2006 (the “Prospectus”), as previously supplemented by Prospectus Supplement dated October 4, 2006 (the “Prospectus Supplement”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes changes, with respect to the Collective Trust, affecting each of the five Retirement Date Funds, expected to be effective on or about May 1, 2007.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus and the Prospectus Supplement, each of which was previously sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus and the Prospectus Supplement, without charge. You can request the Prospectus and the Prospectus Supplement from State Street by writing to the ABA Retirement Funds, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the ABA Retirement Funds program (the “Program”) at www.abaretirement.com, where you can also access an electronic version of the Prospectus and the Prospectus Supplement.

CHANGES TO RETIREMENT DATE FUNDS

As described in the Prospectus, the Retirement Date Funds provide a series of balanced investment funds each of which is designed by State Street Bank to correspond to a particular time horizon to retirement. The five Retirement Date Funds, designated as the Lifetime Income Retirement Date Fund, 2010 Retirement Date Fund, 2020 Retirement Date Fund, 2030 Retirement Date Fund and 2040 Retirement Date Fund, respectively, offer five separate “target retirement date” strategies, each with a distinct asset mix. With the exception of the Lifetime Income Retirement Date Fund, which is designed for those currently retired, each Retirement Date Fund’s asset mix will, over time, become progressively more conservative as the specified target retirement date draws nearer. The Retirement Date Funds utilize a broad range of asset classes and an annual rebalancing process to provide diversification of returns and risks consistent with the stated time horizon to retirement. Investment in each such asset class is obtained by investing in index strategies or other pooled strategies designed for low tracking error.

Each Retirement Date Fund has a different initial investment strategy representing different risk and reward characteristics that reflect the remaining time to the most conservative investment mix. The longer the time horizon to the year in which a Retirement Date Fund will reach its most conservative investment mix, the greater is the Retirement Date Fund’s initial risk and potential reward profile. Currently, each Retirement Date Fund reaches its most conservative investment mix during the year of target retirement date, which for each Retirement Date Fund other than the Lifetime Income Retirement Date Fund is the year specified in the Fund’s name. As discussed below in more detail, effective May 1, 2007, the year in which each Retirement Date Fund will reach its most conservative investment mix will be deferred until five years after the target retirement date.

The Lifetime Income Retirement Date Fund seeks to avoid significant loss of principal for investors who have reached or are beyond their retirement date and is comprised primarily of bonds and shorter-term high-quality debt instruments to provide stability and income. The 2010 Retirement Date Fund currently seeks to provide a blend of capital appreciation and stability of principal for participants planning to retire in or around the year 2010. The 2020 Retirement Date Fund currently seeks to provide long-term capital appreciation and more limited stability of principal for participants planning to retire in or around the year 2020. The 2030 Retirement

Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2030 and is comprised mainly of stocks for higher growth potential. The 2040 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2040 and is comprised mainly of stocks for maximum growth potential. There can be no assurance that any Retirement Date Fund will achieve its investment objective.

In early 2007, State Street Bank undertook a relatively comprehensive re-evaluation of the Retirement Date Funds. This re-evaluation culminated in the determination to make a number of significant changes to the Retirement Date Funds to address the interplay of contingencies and risks such as those associated with longer life expectancies (and in particular dual life expectancies), potential insufficient portfolio growth, inflation and wealth diminishment in down markets. As a result, a number of significant changes to the Retirement Date Funds are expected to be implemented effective May 1, 2007, including (i) a deferral of the year in which each Retirement Date Fund (other than the Lifetime Income Retirement Date Fund) will reach its most conservative investment mix until five years after the target retirement date, and (ii) changes in certain of the asset classes to which the Retirement Date Funds maintain exposure and the weightings of exposures to asset classes at various time horizons to most conservative investment mix. For instance, aggregate exposure to equity asset classes will generally increase at any given such time horizon.

The Retirement Date Funds generally seek to replicate the total return of respective composite benchmarks, in percentages determined from time to time with respect to each Retirement Date Fund. The benchmarks comprising the composites currently include the J.P. Morgan one month U.S. Dollar Libor Index, Three Month Treasury Bills, Standard & Poor’s 500® Index, Standard & Poor’s MidCap® Index, Russell 2000® Index, Morgan Stanley Capital International (“MSCI”) Europe, Australia, and Far East® (“EAFE”) Index and Lehman Brothers Long U.S. Government Bond Index.

Effective May 1, 2007, the asset classes to which the Retirement Date Funds maintain exposure will undergo certain changes. For instance, the asset mix of the Lifetime Income Retirement Date Fund will be revised somewhat to include investment contracts and shorter-term high-quality debt instruments, and U.S. Treasury Inflation Protected Securities (“U.S. TIPS”), to provide stability, income and inflation protection, although the Lifetime Income Retirement Date Fund will also increase its overall equity exposure. Also, the asset classes in which the Retirement Date Funds are invested to provide international equity exposure will be expanded to include Canadian and emerging markets equities by virtue of a change in the applicable benchmark from the MSCI EAFE Index to the MSCI All Country World ex-USASM (“ACWI ex-USA”) Index. Within the bond allocations, exposure to the Lehman Brothers Aggregate Bond Index and the Lehman Brothers: U.S. TIPS Index will be added as each Retirement Date Fund nears, reaches or passes its target retirement date, and reliance on the Lehman Long Government Bond Fund for exposure to this asset class will be diminished. Finally, exposure to a Principal Accumulation Return Fund, which includes investment contracts and shorter-term high-quality debt instruments, will be added to replace the blend of cash and short-term bonds that, prior to this change, provided exposure to this asset class. As a consequence of these changes, the composite benchmarks for the Retirement Date Funds will be revised to include the Ryan Labs Three Year GIC Index, Lehman Brothers Aggregate Bond Index, Lehman Brothers Long U.S. Government Bond Index, Lehman Brothers U.S. TIPS Index, Standard & Poor’s 500® Index, Standard & Poor’s MidCap® Index, Russell 2000® Index and MSCI ACWI ex-USA Index. The Retirement Date Funds also seek to maintain a level of volatility (measured as standard deviation of returns) that approximates those of their composite benchmarks.

The Retirement Date Funds obtain exposure to equity and fixed income asset classes by investing indirectly in various index or other collective investment funds maintained by State Street Bank. These funds, effective May 1, 2007, will include, in the case of some or all of the Retirement Date Funds and in varying allocations, the following collective investment funds maintained by State Street Bank:

•	S&P 500® Flagship Securities Lending Series Fund (“S&P 500 Index Fund”);
•	Daily MSCI ACWI ex-US Securities Lending Index Fund (“MSCI ACWI ex-US Index Fund”);
•	S&P MidCap® Index Securities Lending Series Fund (“S&P MidCap Index Fund”);
•	Russell 2000® Index Securities Lending Series Fund (“Russell 2000 Index Fund”);
•	Long U.S. Government Index Securities Lending Fund (“Lehman Long Government Bond Fund”);
•	Passive Bond Market Index Securities Lending Series Fund (“Lehman Aggregate Index Fund”);
•	U.S. Treasury Inflation Protected Securities Lending Series Fund (“TIPS Fund”); and
•	Principal Accumulation Return Fund (“Principal Accumulation Fund”).

These collective investment funds, in addition to their specified equity, fixed income and/or cash-equivalent investments, may also engage in transactions in derivatives, including, but not limited to, financial futures (including interest rate futures), swap contracts and foreign currency forwards, options and futures instruments, CMO and other derivative mortgage-backed securities or other investments as State Street Bank deems appropriate under the circumstances. For the purpose of achieving income, each of these collective investment funds that includes the words “Lending Fund” in its name may lend a portion of its portfolio securities to brokers, dealers and other financial institutions, subject to the same limitations, and on the same terms, as are applicable to securities lending by the Funds as described in the Prospectus under “Information with Respect to the Funds—Loans of Portfolio Securities.”

The Lifetime Income Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks, bonds and stable value or cash-equivalent investments, and allocates its assets among these investments according to a fixed strategic asset allocation strategy. The Lifetime Income Retirement Date Fund is the most conservative strategy within the Retirement Date Funds. The Lifetime Income Retirement Date Fund is designed for investors who are past retirement age or otherwise are past initial withdrawal of substantial portions of their investments. Effective May 1, 2007, funds in the Lifetime Income Retirement Date Fund will be allocated as follows:

Equity		35.0%
S&P 500 Index Fund	26.0%
MSCI ACWI ex-US Index Fund	4.0
S&P MidCap Index Fund	3.0
Russell 2000 Index Fund	2.0

Fixed Income		65.0%
Lehman Aggregate Index Fund	25.0%
TIPS Fund	20.0
Principal Accumulation Fund	20.0

The 2010 Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks and bonds, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On an annual basis, the 2010 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2015, the year that is five years after the 2010 target retirement date. Over time, the stock allocation decreases and the bond and stable value allocations increase. By the year 2015, the 2010 Retirement Date Fund will be (and will remain) invested in its most conservative mix of stable value, bond and stock investments, comparable to that of the Lifetime Income Retirement Date Fund.

Effective May 1, 2007, funds in the 2010 Retirement Date Fund will be allocated as follows for the remainder of 2007:

Equity		55.0%
S&P 500 Index Fund	36.0%
MSCI ACWI ex-US Index Fund	11.0
S&P MidCap Index Fund	4.8
Russell 2000 Index Fund	3.2

Fixed Income		45.0%
Lehman Long Government Bond Fund	20.0%
Lehman Aggregate Index Fund	18.0
TIPS Fund	7.0
Principal Accumulation Fund	0.0

The 2020 Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks and bonds, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On an annual basis, the 2020 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2025, the year that is five years after the 2020 target retirement date. Over time, the stock allocation decreases and bond and stable value allocations increase. By the year 2025 the 2020 Retirement Date Fund will be (and will remain) invested in its most conservative mix of stable value, bond and stock investments, comparable to that of the Lifetime Income Retirement Date Fund.

Effective May 1, 2007, funds in the 2020 Retirement Date Fund will be allocated as follows for the remainder of 2007:

Equity		74.0%
S&P 500 Index Fund	43.0%
MSCI ACWI ex-US Index Fund	18.0
S&P MidCap Index Fund	6.9
Russell 2000 Index Fund	6.1

Fixed Income		26.0%
Lehman Long Government Bond Fund	20.0%
Lehman Aggregate Index Fund	4.0
TIPS Fund	2.0
Principal Accumulation Fund	0.0

The 2030 Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks and bonds, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On an annual basis, the 2030 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2035, the year that is five years after the 2030 target retirement date. Over time, the stock allocation decreases and the bond and stable value allocations increase. By the year 2035 the 2030 Retirement Date Fund will be (and will remain) invested in its most conservative mix of stable value, bond and stock investments, comparable to that of the Lifetime Income Retirement Date Fund.

Effective May 1, 2007, funds in the 2030 Retirement Date Fund will be allocated as follows for the remainder of 2007:

Equity		86.0%
S&P 500 Index Fund	45.0%
MSCI ACWI ex-US Index Fund	23.0
S&P MidCap Index Fund	9.0
Russell 2000 Index Fund	9.0
Fixed Income		14.0%
Lehman Long Government Bond Fund	14.0%
Lehman Aggregate Index Fund	0.0
TIPS Fund	0.0
Principal Accumulation Fund	0.0

The 2040 Retirement Date Fund invests in a combination of U.S. stocks, non-U.S. stocks and bonds, and allocates its assets among these investments according to an asset allocation strategy that varies generally on a pre-determined basis. On an annual basis, the 2040 Retirement Date Fund automatically will be rebalanced to a more conservative strategy until 2045, the year that is five years after the 2040 target retirement date. Over time, the stock allocation decreases and the bond and stable value allocations increase. By the year 2045 the 2040 Retirement Date Fund will be (and will remain) invested in its most conservative mix of stable value, bond and stock investments, comparable to that of the Lifetime Income Retirement Date Fund.

Effective May 1, 2007, funds in the 2040 Retirement Date Fund will be allocated as follows for the remainder of 2007:

Equity		90.0%
S&P 500 Index Fund	45.0%
MSCI ACWI ex-US Index Fund	25.0
S&P MidCap Index Fund	10.0
Russell 2000 Index Fund	10.0
Fixed Income		10.0%
Lehman Long Government Bond Fund	10.0%
Lehman Aggregate Index Fund	0.0
TIPS Fund	0.0
Principal Accumulation Fund	0.0

Allocations of the funds in the Retirement Date Funds are readjusted by State Street Bank on a quarterly basis to maintain, during the applicable annual period prior to rebalancing to a more conservative strategy, the percentage allocations applicable for the particular period.

Each of the Retirement Date Funds is designed to minimize volatility for a given level of expected return. The mix of asset classes is evaluated based on State Street Bank’s long-term asset class forecasts for return and risk, and takes into account various macro-economic factors affecting the long-term outlook for the capital markets. While each portfolio’s asset allocation generally changes according to a predetermined schedule, State Street Bank will periodically re-evaluate this schedule to assess whether it remains consistent with the portfolio’s objective given any secular changes to the capital market environment.

As noted above, with respect to the allocations to asset classes at various time horizons until the Retirement Date Funds reach their most conservative investment mix, effective May 1, 2007 the Retirement Date Funds will generally maintain higher overall allocations to equities than prior to such date. For instance, overall 2007 allocations to equities for each of the Retirement Date Funds, prior to May 1, 2007 and as of and after such date, respectively, are shown as follows:

	2007 Allocation to Equities
	Prior to May 1, 2007	Effective May 1, 2007
Lifetime Income Retirement Date Fund	25.0%	35.0%
2010 Retirement Date Fund	35.0	55.0
2020 Retirement Date Fund	60.0	74.0
2030 Retirement Date Fund	77.0	86.0
2040 Retirement Date Fund	88.0	90.0

Allocations to fixed income securities will be correspondingly reduced for each Retirement Date Fund as of and after May 1, 2007 (and the allocations within the overall equities and fixed income asset classes will change to those as described above for each Retirement Date Fund).

Moreover, effective May 1, 2007, allocations to asset classes of each Retirement Date Fund (other than the Lifetime Income Retirement Date Fund) as of its specified target retirement date (i.e., the year which is five years before the year in which each such Fund reaches its most conservative investment mix) will change significantly. Allocations of each such Retirement Date Fund as of its specified target retirement date, prior to May 1, 2007 and as of and after such date, respectively, are shown as follows:

	Allocation to Asset Class at Target Retirement Date
	Prior to May 1, 2007		Effective May 1, 2007
Equity:		25.0%		47.5%
S&P 500 Index Fund	19.0%		33.0%
MSCI EAFE Index Fund	3.0		—
MSCI ACWI ex-US Index Fund	—		8.0
S&P MidCap Index Fund	2.0		3.9
Russell 2000 Index Fund	1.0		2.6
Fixed Income:		75.0%		52.5%
Lehman Long Government Bond Fund	25.0%		12.5%
Limited Duration Bond Fund	40.0		—
Lehman Aggregate Index Fund	—		22.5
TIPS Fund	—		15.0
Short-Term Investment Fund	10.0		—
Principal Accumulation Fund	—		2.5

The objectives of the changes to be made as of May 1, 2007 to the Retirement Date Funds include greater diversification and the creation of higher levels of risk and potential return in the working or saving years, when the investment time horizon is longer, and the reduction of risk while retaining a moderate level of potential for growth in later years, when wealth preservation becomes more important.

Additional Risk Factors. Effective May 1, 2007, the Retirement Date Funds will be subject to interest rate risk to the extent invested in U.S. TIPS. Generally, when interest rates rise, the value of inflation-indexed securities will fall, although not necessarily as significantly as other longer-term bonds. U.S. TIPS are also subject to deflation risk. Deflation risk is the possibility that prices throughout the economy decline over time—the opposite of inflation. If inflation is negative, the principal and income of an inflation-protected bond will decline and could result in losses. The greatest risk for Retirement Date Funds investing in U.S. TIPS occurs when interest rates rise and inflation declines.

Fixed-income securities, including corporate bonds, also are subject to credit risk. When a security is purchased, its anticipated yield is dependent on the timely payment by the borrower of each interest and principal installment. Credit analysis and bond ratings take into account the relative likelihood that such timely payment will result. Bonds with a lower credit rating tend to have higher yields than bonds of similar maturity with a better credit rating. However, to the extent the Retirement Date Funds invest in securities with medium or lower credit qualities, they are subject to a higher level of credit risk than investments that invest only in investment-grade securities. In addition, the credit quality of noninvestment-grade securities is considered speculative by recognized ratings agencies with respect to the issuer’s continuing ability to pay interest and principal. Lower-grade securities may have less liquidity and a higher incidence of default than higher-grade securities. Furthermore, as economic, political and business developments unfold, lower-quality bonds, which possess lower levels of protection with respect to timely payment, usually exhibit more price fluctuation than do higher-quality bonds of like maturity.

To the extent invested in emerging markets equity securities, the Retirement Date Funds will be subject to the special risks associated with investing in these securities. See “International Equity Fund—Risk Factors.

For information and risk factors associated with investing in stable assets or shorter-term high-quality debt instruments, see “Stable Asset Return Fund—Investment Guidelines and Restrictions and Risk Factors.”